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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K	OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. . . 8.7

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION
(Translation of registrant's name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F.	☒	Form 40-F.	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐    No. ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

 Explanatory Note

        Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934, as amended, this Report of Foreign Private Issuer on Form 6-K contains the unaudited financial statements of North Asia Investment Corporation for the six months ended December 31, 2009. Such financial statements are attached to this report as Exhibit 99.1.

Exhibits

Exhibit	Description
99.1	Unaudited Financial Statements

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010	NORTH ASIA INVESTMENT CORPORATION
	By:	/s/ THOMAS CHAN-SOO KANG Thomas Chan-Soo Kang Chief Executive Officer

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Explanatory Note
SIGNATURES